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19008290

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUSTIN ATLANTIC CAPITAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ALHAMBRA PLAZA, SUITE 100
(No. and Street)

CORAL GABLES (City) FL (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AARON RODRIGUEZ (305) 507-1550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB GRAVIER, LLP
(Name – *if individual, state last, first, middle name*)

396 ALHAMBRA CIRCLE, SUITE 900 (Address) CORAL GABLES (City) FL (State) 33134 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, AARON RODRIGUEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUSTIN ATLANTIC CAPITAL INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SILVIO LACAYO
MY COMMISSION # FF943000
EXPIRES December 13, 2019
(407) 398-0153 FloridaNotaryService.com

Notary Public

Signature

EVP &CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition (CASH FLOWS)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUSTIN ATLANTIC CAPITAL INC.
Miami, Florida
(S.E.C. I.D. No. 8-043981)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2018
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
and
SUPPLEMENTARY INFORMATION

AUSTIN ATLANTIC CAPITAL INC.

Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2018

CONTENTS

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Austin Atlantic Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Austin Atlantic Capital Inc. as of December 31, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Austin Atlantic Capital Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Austin Atlantic Capital Inc.'s management. Our responsibility is to express an opinion on Austin Atlantic Capital Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Austin Atlantic Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of the Computation of Net Capital under Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (the "Supplementary Information") of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Austin Atlantic Capital Inc.'s financial statements. The supplemental information is the responsibility of Austin Atlantic Capital Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of the Computation of Net Capital under Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

HLB Gravier, LLP

We have served as Austin Atlantic Capital Inc.'s auditor since 2016.

Coral Gables, Florida

February 26, 2019

AUSTIN ATLANTIC CAPITAL INC.

Statement of Financial Condition

As of December 31, 2018

	2018
ASSETS	
Cash and cash equivalents	$297,209
Receivables:	
Mutual fund distribution fees	10,769
Other Receivables	22,640
Total assets	$ 330,618
LIABILITIES AND SHAREHOLDER'S EQUITY	
Due to Austin Atlantic Inc.	$140,764
Accrued expenses and other payables	13,477
Total liabilities	154,241
Shareholder's equity	
Common stock, $1 par value: 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	4,764,144
Accumulated deficit	(4,588,767)
Total Shareholder's equity	176,377
Total liabilities and shareholder's equity	$ 330,618

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.

Statement of Operations

For the year ended December 31, 2018

	2018
Revenues	
Mutual fund distribution fees	$227,918
Loan brokerage fees	388,595
Referral fees, trailers and other revenues	328,986
	945,499
Less: waiver of mutual fund distribution fees	(84,932)
Net revenues	860,567
Expenses	
Compensation	512,077
Distribution and Referral expenses	157,261
Occupancy	9,403
Professional fees	78,500
Travel and entertainment	12,283
Other expenses	64,376
Total expenses	833,900
Net Income	$ 26,667

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2018	$ 1,000	$ 4,984,144	$ (4,615,434)	$ 369,710
Capital Distributions		(220,000)		(220,000)
Net Income			26,667	26,667
Balance at December 31, 2018	$ 1,000	$ 4,764,144	$ (4,588,767)	$ 176,377

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.
Statement of Cash Flows
For the year ended December 31, 2018

	2018
Cash flows from operating activities	
Net Income	$ 26,667
Adjustments to reconcile net Income to net cash provided by operating activities:	
Changes in assets and liabilities	
Receivables	
Mutual fund distribution fees	4,045
Other receivables	22,106
Payables	
Due to Austin Atlantic Inc.	107,496
Accrued expenses and other payables	(19,012)
Total adjustments	114,635
Net cash provided by operating activities	141,302
Cash flows from financing activities	
Capital Distribution to Austin Atlantic Inc.	(220,000)
Net cash used in financing activities	(220,000)
Net decrease in cash and cash equivalents	(78,698)
Cash and cash equivalents at beginning of year	375,907
Cash and cash equivalents at end of year	$ 297,209

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Austin Atlantic Capital Inc. ("the Firm") is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Austin Atlantic Inc. ("AAI" or "Parent Company"). The firm operates as the distributor of various registered investment companies, including those managed and advised by an affiliate entity, acts as agent for the purchase and sale of loans, and refers parties for financing agreements between them and its affiliated entity.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable: Accounts receivable are generated in the normal course of business. The firm collects these receivables usually in less than 90 days. No allowance for loss is recorded as deemed unnecessary.

Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board ("FASB") issued Topic 606 as an Accounting Standards Update ("ASU") on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers, that analyze the capacity in which the company interacts with its customers (principal versus agent) according to the timing and form of its control over products and services, and dictates recognition based on transfer of such control, along with the completion of any performance obligation to such customers.

This ASU was adopted by the Company on January 1, 2018. The Company did not identified any material changes to the timing or amounts of its revenue recognition as a result of implementing the ASU. Agency transactions, distribution fees, mutual fund trailers and related revenue and expenses are recorded as earned or incurred on a trade date basis. The revenues generated from customers are paid to the Firm at the time the related contractual performance obligation by the Firm has been satisfied, and as such, the Firm has no future performance obligation with its customers.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days. Net cash flows are reported for interest bearing deposits in other financial institutions.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates. Assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: As of December 31, 2018, the firm has concentration of credit risk with depository institutions of the United States in the form of a bank account with balance over the excess of the FDIC insured amount of $250,000.00. Management believes there is no significant risk of loss or counterparty risks on these balance.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the firm, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the firm does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The firm intermediates as agent for the purchase and sale of loans from and to its clients, activity for which it receives a placement or referral fee. Income is recognized once the transaction between the parties has closed.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: AAI is a subchapter S corporation and the firm is a wholly owned subsidiary of AAI. Therefore, the firm is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The firm is not taxed at the corporate level and as such records, no tax related assets, expenses, or liabilities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2018 no such liabilities where recorded or threatened.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the firm are conducted in facilities and by some personnel shared with AAI and certain of its affiliates. As such, the firm can incur in management fees to AAI for overhead and administrative expenses used by the firm in conducting its business activities. Such expenses allocated to the firm include actual expenses used by and paid on behalf of the firm as determined by AAI. For the year ended December 31, 2018, there was no management fees expense. At December 31, 2018, the payable to AAI for allocations and operating expenses amounted to $140,764 and the 2018 expenses allocated totaled approximately $639,839.

The firm maintains a bank account with an affiliated bank. At December 31, 2018, cash and cash equivalents at affiliated entities amounted to $10,129.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents can include liquid investments with short-term maturities. The Firm may maintain cash balances in financial institutions in excess of the insurance limits provided by the Federal Deposit Insurance Corporation.

NOTE 5 - MUTUAL FUND DISTRIBUTION FEES

The firm has distribution agreements with various registered investment companies. The Firm's distribution agreement with Asset Management Fund, Inc., an institutional mutual fund managed and advised by an affiliate, provides that the firm receive payments based upon a percentage of each portfolio's average daily net assets. The firm voluntarily waived a portion of these fees for the year ended December 31, 2018, in the amount of $84,932, and its total fees earned for the same period were $227,918.

NOTE 6 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

NOTE 6 – FAIR VALUE (Continued)

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2018 the Firm's assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2018.

NOTE 7 – REVENUES CONCENTRATION

The firm has three main lines of business that account for majority of its revenues. One of these business lines rely on a single customer source, and as such would terminate if the customer relationship ends.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the firm is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $25,000. At December 31, 2018, the Firm's net capital was $142,968 while its required net capital was $25,000, and its ratio of aggregate indebtedness to net capital was 1.0788 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 9 – SUBSEQUENT EVENTS

In accordance with ASC 855 the Firm has evaluated subsequent events and transactions for potential recognitions and/or disclosure through February 26, 2019, which is the date the financial statements were available to be issued, and determined that there were no significant items affecting the accompanying financial statements that required such recognition or disclosure.

SUPPLEMENTARY INFORMATION

AUSTIN ATLANTIC CAPITAL INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2018

Total Stockholder's equity	$ 176,377
Deductions and charges	
Cash balances deposited in CRD	1,681
Mutual fund distribution fees receivables	10,769
Receivables from non-customers and other assets	20,959
Total non-allowable assets	33,409
Net capital before haircuts on securities	142,968
Haircuts on securities	
Total haircuts on securities	0
Net capital	$ 142,968
Aggregate indebtedness	
Items included in statement of financial condition	
Total liabilities	$ 154,241
Aggregate indebtedness to net capital	107.88%
Computation of basic net capital requirement	
Minimum net capital required	25,000
Net capital	$ 142,968
Excess net capital	$ 117,968
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 112,968

There were no differences between the amounts presented above and the amounts presented in the firm's December 31, 2018 FOCUS Part II filings submitted on January 25, 2019.

AUSTIN ATLANTIC CAPITAL INC
SHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2018

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited Business (mutual funds and/or variable annuities only) ____X____

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained ________

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ____________________ ________

D. (k)(3) - Exempted by the order of the Commission ________

Information for Possession or Control Requirements Under Rule 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 ________

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 ________

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ___N/A___

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Austin Atlantic Capital Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Austin Atlantic Capital Inc. identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which Austin Atlantic Capital Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) Austin Atlantic Capital Inc. stated that Austin Atlantic Capital Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Austin Atlantic Capital Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Austin Atlantic Capital Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP

HLB Gravier, LLP

Coral Gables, Florida

February 26, 2019

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

AUSTIN ATLANTIC
CAPITAL INC

Austin Atlantic Capital Inc. Exemption Report

Austin Atlantic Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

Austin Atlantic Capital Inc.
[Name of Company]

We, Rodger D. Shay Jr,(President) and Aaron Rodriguez (Chief Financial Officer) swear (or affirm) that, to our best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

By: ______________________

Title: Chief Financial Officer

February 26, 2019.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder's of Austin Atlantic Capital Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Austin Atlantic Capital Inc. and the SIPC, solely to assist you and SIPC in evaluating Austin Atlantic Capital Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Austin Atlantic Capital Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Austin Atlantic Capital Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Austin Atlantic Capital Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gravier, LLP

HLB Gravier, LLP

Coral Gables, Florida

February 26, 2019

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com